Filed Pursuant to Rule 433

Registration No. 333-182258-01

December 3, 2014

Pricing Term Sheet

Issuer:	Ameren Illinois Company

Expected Ratings* (Moody’s/S&P/Fitch):	A2/A/A-

Trade Date:	December 3, 2014

Settlement Date:	December 10, 2014 (T+5)**

Issue:	3.25% Senior Secured Notes due 2025

Security:	The Senior Secured Notes will be secured by a series of the Issuer’s first mortgage bonds until the release date.

Offering Size:	$300,000,000

Coupon:	3.25% per annum

Maturity:	March 1, 2025

Treasury Benchmark:	2.250% due November 15, 2024

US Treasury Spot:	99-21+

US Treasury Yield:	2.287%

Spread to Treasury:	+97 basis points

Re-offer Yield:	3.257%

Offering Price (Issue Price):	99.943%

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2015

Optional Redemption:	Prior to December 1, 2024, at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted at the Adjusted Treasury Rate plus 15 basis points, in each case plus accrued and unpaid interest, and on or after December 1, 2024, at any time at 100% of the principal amount plus accrued and unpaid interest.

CUSIP:	02361D AP5

Joint Bookrunners:	BNP Paribas Securities Corp.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
TD Securities (USA) LLC

Co-Managers:	KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
CastleOak Securities, L.P.
Drexel Hamilton, LLC

The terms “release date” and “Adjusted Treasury Rate” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated December 3, 2014.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

** The Issuer expects to deliver the Senior Secured Notes against payment for the Senior Secured Notes on or about the Settlement Date specified above, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Secured Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Senior Secured Notes are expected to initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or TD Securities (USA) LLC toll-free at 1-855-495-9846.